Exhibit 4

Name of Fund	Assets (in millions) (9/30/08)	Amount of Single Insured Bond
Columbia Funds Institutional Trust	$891.85	$1,000,000
Columbia Funds Series Trust I	$38,345.16	$2,500,000
Columbia Funds Variable Insurance Trust	$1,351.72	$1,250,000
Banc of America Funds Trust	$15.21	$225,000
Columbia Funds Master Investment Trust, LLC	$7,637.27	$2,500,000
Columbia Funds Series Trust	$197,580.04	$2,500,000
Columbia Funds Variable Insurance Trust I	$2,269.63	$1,700,000